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                            August 4, 2023

       Yoshihiro Koshiba
       Chief Executive Officer
       Metros Development Co., Ltd.
       Ginza Sanno Building 7F
       4-10-10, Ginza, Chuo-ku
       Tokyo 1040061
       Japan

                                                        Re: Metros Development
Co., Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 10,
2023
                                                            CIK No. 0001984076

       Dear Yoshihiro Koshiba:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted July 10, 2023

       Dividend Policy, page 33

   1. Please describe any restrictions in your debt agreements or under Japanese law on your ability to pay
dividends.
       Results of Operations, page 39

   2. Please describe unusual or infrequent events, significant economic changes, and significant components
of revenue and expenses. For example, explain why the number
 Yoshihiro Koshiba
FirstName  LastNameYoshihiro
Metros Development  Co., Ltd. Koshiba
Comapany
August     NameMetros Development Co., Ltd.
       4, 2023
August
Page 2 4, 2023 Page 2
FirstName LastName
         of sales contracts increased to 96 for the fiscal year ended November 30, 2022, compared to 65 for the fiscal year ended November 30, 2021. See Item 5.A of Form 20-F.

Liquidity and Sources of Funds, page 41

3. Please describe your material loans and borrowings and the material debt covenants in these agreements. See Item 5.B of Form 20-F.
Description of Business, page 45

4. We note that your largest assets are comprised of property and real estate inventories.
         Please describe these assets, including the location and general character of your materially important real properties. State the nature of your interest in such properties and the nature and amount of all material mortgages, or other liens or encumbrances against such properties. Also disclose whether these assets are currently available to be sold to developers or whether renovation, improvement or development is required prior to sale. See Item 4.D of Form 20-F.
5. We note your disclosure regarding inventory risk and that you may not be able to find a developer to sell a property you purchase from a landowner. Please disclose how much real estate you hold in this category and how you dispose of these properties.
Recent Developments, page 52

6. Please update to provide the number agreements entered into for the purchase and sale of real estate properties. Your disclosure should balance both the approximate amount of revenues generated and cost of revenues incurred with these various agreements.
Certain Relationships and Related Party Transactions, page 68

7. For each of your related party transactions, please disclose in this section the information required by Item 7.B of Form 20-F. Also provide this disclosure for the period since the beginning of your preceding three financial years up to the date of this filing.
General

8. We note your discussion throughout the filing regarding the potential development of a crowdfunding platform as part of your business. Please clarify whether you plan to allow
         U.S. persons or persons located in the United States to access this crowdfunding platform.
         If the answer is no, please tell us how you intend to restrict such access.
 Yoshihiro Koshiba
Metros Development Co., Ltd.
August 4, 2023
Page 3

       You may contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameYoshihiro Koshiba
                                                          Division of
Corporation Finance
Comapany NameMetros Development Co., Ltd.
                                                          Office of Real Estate
& Construction
August 4, 2023 Page 3
cc:       Craig D. Linder, Esq.
FirstName LastName